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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               VALUE AMERICA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    92038N102
                                 (CUSIP Number)


     William D. Savoy                       Lucas D. Schenck
     505 Union Station                      Foster Pepper & Shefelman PLLC
     505 Fifth Avenue, Suite 900            1111 Third Avenue, Suite 3400
     Seattle, Washington  98104             Seattle, Washington  98101
     (206) 342-2000                         (206) 447-4400

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 8 pages

-------------------------                         ------------------------------
CUSIP NO. 92038N102                 13D                Page 2 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- -----------------------------------------------------------------------
                    ----- ------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING          -0- shares
   PERSON WITH      ----- ------------------------------------------------------
                      8    SHARED VOTING POWER

                           8,486,062 (1) shares
                    ----- ------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           -0- shares
                    ----- ------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           8,486,062 (1) shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,486,062 (1) shares
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         18.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 pages

-------------------------                         ------------------------------
CUSIP NO. 92038N102                 13D                Page 3 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- -----------------------------------------------------------------------
                    ----- ------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING          -0- shares
   PERSON WITH      ----- ------------------------------------------------------
                      8    SHARED VOTING POWER

                           8,486,062 (1) shares
                    ----- ------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           -0- shares
                    ----- ------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           8,486,062 (1) shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,486,062 (1) shares
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         18.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 8 pages

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

     This statement relates to the common stock, no par value per share of Value America, Inc. (the "Common Stock"), a Virginia corporation. The Issuer's
Principal Executive offices are located at 337 Rio Road, Charlottesville, Virginia 22901.

Item 2.  Identity and Background.

     The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

     Paul G. Allen, Vulcan Ventures Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

     William D. Savoy, Vulcan Northwest Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

     Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

     Jo Allen Patton, Vulcan Northwest Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

     During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration.

     Vulcan Ventures funded its purchases of the Issuer's capital stock from its own working capital as previously reported by Vulcan Ventures on Schedule 13G filed with the Securities and Exchange Commission ("SEC") on February 14, 2000, which is filed as Exhibit 99.1 hereto and incorporated by reference herein. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

Item 4:  Purpose of Transaction.

     Vulcan Ventures effected the transaction reported in this statement for investment purposes. Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries,
(iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in NASDAQ, or (vii) any similar action.

                               Page 4 of 8 pages

Item 5.  Interest in Securities of the Issuer.

     On April 8, 1999, Vulcan Ventures purchased 6,476,861 shares of the Issuer's Common Stock with Vulcan Ventures' own working capital, as previously reported by Vulcan Ventures on Schedule 13G filed with the SEC on February 14, 2000, which is filed as Exhibit 99.1 hereto and incorporated by reference herein. Additionally, Vulcan Ventures received immediately exercisable warrants to purchase Common Stock in the following amounts and prices: 1,500,000 shares at $10.00 per share with an expiration date of April 8, 2002; 473,724 shares at $0.01 per share with an expiration date of April 8, 2002; and 35,477 shares at $0.01 per share with an expiration date of January 15, 2009. To date, none of these warrants have been exercised.

     Therefore, Vulcan Ventures beneficially owns an aggregate of 8,486,062 shares of the Common Stock of the Issuer. Such shares represent approximately 18.7% of the outstanding Common Stock of the Issuer. This percentage amount is based upon 45,455,170 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's 10-Q filed with the SEC on May 15, 2000.

     As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power over the 8,486,062 shares of Common Stock owned by Vulcan Ventures and may be deemed beneficially to own such shares, representing approximately 18.7% of the outstanding shares of Common Stock.

     William D. Savoy, benefically owns 49,233 shares of the Common Stock of the Issuer. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc. and a member of the board of directors of the Issuer.

     Except as set forth in this Item 5, to the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 owns any of the Issuer's common stock.

     Except for the transactions set forth in this Item 5, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     William D. Savoy, Vice President and Director of Vulcan Ventures, and Chairman and President of Vulcan Northwest, Inc., is a member of the board of directors of the Issuer.

     Item 7.  Material to be Filed as Exhibits.

         Exhibit           Description
         -------           -----------

          99.1 Schedule 13G dated February 11, 2000, as filed by Vulcan Ventures with the SEC (incorporated by reference to Vulcan Ventures' filing on Schedule 13G (File No. 005-58371) on February 14, 2000).


          99.2       Joint Filing Statement.

                               Page 5 of 8 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 12, 2001

                                   VULCAN VENTURES INCORPORATED



                                   By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


                                                         *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy as Attorney-in Fact for
                                       Paul G. Allen pursuant to a Power of
                                       Attorney filed on August 30, 1999, with
                                       the Schedule 13G of Vulcan Ventures
                                       Incorporated and Paul G. Allen for
                                       Pathogenesis, Inc. and incorporated
                                       herein by reference.

                                  EXHIBIT INDEX

     Exhibit            Description
     -------            -----------

      99.1 Schedule 13G dated February 11, 2000, as filed by Vulcan Ventures with the SEC (incorporated by reference to Vulcan Ventures' filing on Schedule 13G (File No. 005-58371) on February 14, 2000).

      99.2     Joint Filing Statement.

                                  EXHIBIT 99.1

                             Joint Filing Agreement
                             ----------------------


     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated:  February 12, 2001.

                                   VULCAN VENTURES INCORPORATED



                                   By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


                                                         *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy as Attorney-in Fact for
                                       Paul G. Allen pursuant to a Power of
                                       Attorney filed on August 30, 1999, with
                                       the Schedule 13G of Vulcan Ventures
                                       Incorporated and Paul G. Allen for
                                       Pathogenesis, Inc. and incorporated
                                       herein by reference.